TMSR Holding Company Limited

A101 Hanzheng Street City Industry Park,

No.21 Jiefang Avenue, Qiaokou District,

Wuhan, Hubei, China 430000

May 4, 2018

VIA EMAIL

Sherry Haywood,

Staff Attorney

Division of Corporation Finance

Office of Manufacturing and Construction

Re:	TMSR Holding Company Limited
Preliminary Proxy Statement on Schedule 14A
Filed April 12, 2018
File No. 001-37513

Dear Ms. Haywood:

This letter is in response to the letter dated May 2, 2018 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to TMSR Holding Company Limited (the “Company”, “we” or “our”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended Preliminary Merger Proxy Statement on Schedule 14A/A submitted accompanying this Response Letter is referred to as Amendment No.1.

Notice of Special Meeting of Stockholders

Proposal 6, page 1

1. Proposal six in your Notice of Special Meeting of Stockholders states that stockholders will vote to amend your Certificate of Incorporation to increase the number shares of your common stock from 100,000,000 to 200,000,000, increase the number of shares of preferred stock from 10,000,000 to 20,000,000 shares, and consequently increase the total number of all classes of capital stock you have the authority to issue from 110,000,000 to 220,000,000. Your disclosure in the “General” and “Purpose of the Proposal” sections on page 23 states that your stockholders will vote to amend your Certificate of Incorporation to increase the number of your authorized common shares from 11,000,000 to 22,000,000. Please revise to make the disclosures of your common and preferred stock authorizations consistent throughout the filing.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 23 and throughout the filing to make the disclosures of its common and preferred stock authorizations consistent.

Proposal 6, page 1

2. We note disclosure that stockholders will vote on an amendment to your certificate of incorporation to increase your number of shares of preferred stock from 10,000,000 to 20,000,000. Please revise to include disclosure of the stockholder vote to increase the number of your authorized shares of preferred stock in the “Proposal 6” section on page 2. Please also revise the description on your proxy card to reflect the increase in common stock and preferred stock.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 2 to include the disclosure of the stockholder vote to increase the number of the Company’s authorized shares of preferred stock and made corresponding revisions on its proxy card.

Proposal 6 - Approval of the Re-Domicile and the Merger, page 24

3. Please revise the “Proposal 6” heading to state that this disclosure relates to “Proposal 7”.

Response: In response to the Staff’s comment, the Company has revised its heading on Page 24 to clarify that the section is related to Proposal 7 rather than to Proposal 6.

Proxy Card - General, page G-19

4. Please revise to indicate that the form of proxy is a preliminary copy. Refer to Rule 14a-6(e)(1).

Response: In response to the Staff’s comment, the Company has added language in the form of proxy card to indicate that it is a preliminary copy.

Proxy Card - Proposal 3, page G-19

5. As presented, proposal three appears to provide stockholders with the option to vote for, against or abstain, the frequency to conduct future advisory stockholder votes on executive compensation. Please revise the proxy card to clearly state all voting options available to stockholders. Refer to Section II.B.3 of Securities Act Release No. 33-9178 (adopted January 25, 2011).

Response: In response to the Staff’s comment, the Company has revised the disclosure related to Proposal 3 to in the proxy card.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Joan Wu, Esq. of Hunter Taubman Fischer & Li LLC, at (212) 732-7184.

Sincerely,

/s/Jiazhen Li
Co-Chairman of the Board

cc:   Joan Wu, Esq. Hunter Taubman Fischer & Li LLC